Snapify

Redefining Photoshoot Experience

The Founders



Shai Zohar

Chairman & CTO

Over 20 years of experience in the software development industry, former CTO in various technological positions
Real Estate Entrepreneur



Ran Rahav

CEO

Customer Success and Product Executive
15 years of experience dealing with sales and customers' needs in the media industry as LiveU executive

The snapifyers


The Team
Shai Zohar
Founder,
Chairman & CTO
Genia Zohar
Co-Owner
Ran Rahav
Co-founder, CEO
Noam Seleh
Head of
photographers
Shahar Aizik
Head of
Product & Design
Itzhak Kapash
Computer Vision &
Deep Learning
Software Engineer
Doron Benta
QA & Release
Manager
Yochai Katz
Customer Success
& Operation
Barkay Wolfsohn
US GM
Cid Carver
Head of
Marketing
Hayk Manucharyan
Senior Software
Engineer
Vahe Saroyan
Reactive Native
Developer
Albert Minasyan
Senior Software
Developer
Arthur Tumanyan
Software
Engineer

Experience Economy

WE WANT IT ALL. WE WANT IT NOW.

Speed & convenience are at the top of customer expectations*

*PWC 2018

When it comes to post- event processing...

There's a major

Experience GAP



Imagination

What photographers really want to do



Reality

What they **actually** do most of the time

All Day
Wedding shooting



Next Day - 1:00 AM
photoshoot is **finally** over



1:10 AM
Rushing to backup raw materials



2:00 AM
Uploading all event footage





10:00 AM
It's culling time



12:00 PM
Stop - Need to send proposals



Next Day 11 PM
Image editing starts



4 Weeks Later
Sending gallery

The Problem

THE CURRENT POST-EVENT PROCESSING IS EXAUSTING

Photographers

Spend on average **15 extra hours** after the event to process photos, due to obsoleted & fragmented existing platforms

Event Owners

Expecting to get their photos immediately to enhance engagement but forced to wait **8 weeks on average**

Event Guests

Want to be more engaged during/after the event but **rarely get their photos taken** at the event by a photographer



Our Mission

To redefine the post-photoshoot **experience.**
Making it fast, secure, and simple.

IN A SNAP!

That's how we snapify Post Photoshoot Processing



Photos are uploaded to the Snapify cloud in real-time using a dedicated cellular-based device



Snapify automatically starts processing all photos using powerful AI engines and editors


auto-gen-21-10



Photographer shares photos with events owners and guests with a digital photo gallery

All Day
Event shooting



Real-time
Backup to Snapify Cloud

Real-time
Culling and Editing

1:00 AM
Sending gallery to event owners




Wire Transfer
Please confirm your intent to transfer $120.00 to Jane Doe
Use Fingerprint sensor
Approve Transfer

10:00 AM
Collecting Payments



12:00 PM
Getting compliments



Rest



Next event

Business model

All plans include backup, auto-culling and auto-editing and gallery sharing

SaaS model, yearly subscription with monthly installments

Hardware and connectivity is included

LITE	PLUS	PRO	ELITE
10,000 photos credit	50,000 photos credit	100,000 photos credit	150,000 photos credit

Sales Channels

Sales Team

Sales person that brings one photographer each day will generate $1M in 2 months

Studios

Studios can host 100-300 photographers

Events Platforms

The Knot
Zola
Weddingwire
And similar

Social

Instagram
Facebook
TikTok

Market Size

$53 Billion (2025)

Total Available Market (TAM)

$15 Billion

Serviceable Available Market (SAM)

Weddings, events, photojournalism, Sports

$150 M

Serviceable Obtainable Market (SOM)

(*3-5 years of operation)

Potential markets and segments

Sports


15



Video

Media





Print

The Competition

Platform	e2e post processing	Automatic backup	Image culling	Image processing	Image sharing
Snapify	✔	✔	✔	✔	✔
Imagine-ai	✘	✘	✔	✔	✘
Aftershoot	✘	✘	✔	✘	✘
Lightroom	✘	✘	✘	✔	✘
Pixieset	✘	✘	✘	✘	✔

We're raising

$5 Million

* $2M via WeFunder

50% on Product Development

20% on Operations

30% on Marketing and Sales


30%
50%
20%

Thank you

Have a **Snapify** day